Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262300

PROSPECTUS SUPPLEMENT NO. 3

To Prospectus dated March 29, 2022

HYPERFINE, INC.

Up to 41,775,946 Shares of Class A Common Stock

Up to 15,055,288 Shares of Class B Common Stock

This prospectus supplement no. 3 supplements the prospectus dated March 29, 2022, as supplemented from time to time (the “Prospectus”), relating to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 5,025,000 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), held by the sponsor of our predecessor company, HealthCor Catalio Acquisition Corp., a Delaware corporation (“HealthCor”), HC Sponsor LLC (the “Sponsor”), and certain of its transferees (the “Founder Shares”), (ii) 12,122,000 shares of Class A common stock issued in the PIPE Investment (as defined in the Prospectus), (iii) 23,714,946 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Hyperfine (as defined in the Prospectus) pursuant to the Business Combination Agreement (as defined in the Prospectus), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), (iv) 614,000 shares of Class A common stock issued in the Private Placement (as defined in the Prospectus), (v) 300,000 shares issued following the closing of the Business Combination (as defined in the Prospectus) in lieu of $3.0 million of deferred underwriting compensation payable to the sole bookrunning manager of HealthCor’s initial public offering (the “Letter Agreement Shares”), and (vi) 15,055,288 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock or shares of Class B common stock by the Selling Securityholders, except with respect to amounts received by us upon exercise of the Options.

However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on June 29, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock is listed on Nasdaq under the symbol “HYPR”. On June 28, 2022, the closing price of our Class A common stock was $2.17.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 29, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 27, 2022

Hyperfine, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39949	98-1569027
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

351 New Whitfield Street
Guilford, Connecticut	06437
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 796-6767

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	HYPR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

President, Chief Executive Officer and Director Resignation

On June 27, 2022, Dave Scott delivered his resignation as Hyperfine, Inc.’s (the “Company”) President, Chief Executive Officer and a member of the Board of Directors (the “Board”), effective July 29, 2022. Mr. Scott’s decision to resign was for personal reasons and was not the result of any disagreement with the Company. The Company has launched a search for Mr. Scott’s replacement and, pending such replacement, R. Scott Huennekens, the Executive Chairperson of the Board, will serve as Interim President and Chief Executive Officer. In connection with Mr. Scott’s resignation, the Company and Mr. Scott entered into a letter agreement (the “Letter Agreement”), dated as of June 29, 2022, that provides that the Company will pay his base salary earned through July 29, 2022 and Mr. Scott’s equity awards will continue to be governed by the applicable award agreements. The Letter Agreement also includes other customary provisions.

A copy of the Letter Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description is subject in all respects to the actual terms of the Letter Agreement.

Interim President and Chief Executive Officer Appointment

On June 29, 2022, the Board appointed R. Scott Huennekens as Interim President and Chief Executive Officer of the Company, effective as of July 29, 2022, to succeed Mr. Scott while the Company searches for Mr. Scott’s replacement. Mr. Huennekens currently serves as the Company’s Executive Chairperson of the Board, and biographical information for him can be found under the caption “Management and Corporate Governance” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 25, 2022 (the “Proxy Statement”), and is incorporated herein by reference. There are no family relationships between Mr. Huennekens and any director or executive officer of the Company that are required to be disclosed pursuant to Item 401(d) of Regulation S-K and there are no arrangements or understandings between Mr. Huennekens and any other persons pursuant to which Mr. Huennekens was appointed to serve as Interim President and Chief Executive Officer of the Company. Except as previously disclosed under the caption “Certain Relationships and Related Person Transactions” in the Proxy Statement, which is incorporated herein by reference, there are no transactions between Mr. Huennekens and the Company that would be reportable under Item 404(a) of Regulation S-K.

A description of the Consulting Agreement dated as of April 25, 2021 pursuant to which Mr. Huennekens provides consulting services to the Company as Executive Chairperson can be found under the caption “Executive Officer and Director Compensation - Director Compensation - Consulting Agreement with R. Scott Huennekens” in the Proxy Statement and is incorporated herein by reference.

In addition, on June 29, 2022, the Company issued a press release announcing that Mr. Scott is stepping down as the Company’s President, Chief Executive Officer and a member of the Board, and that Mr. Huennekens will succeed Mr. Scott as Interim President and Chief Executive Officer, a copy of which is attached hereto as Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

10.1	Letter Agreement, dated as of June 29, 2022, by and between Hyperfine, Inc. and Dave Scott

99.1	Press Release dated June 29, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYPERFINE, INC.

Date: June 29, 2022	By:	/s/ Neela Paykel
Neela Paykel
General Counsel, Chief Compliance Officer and Corporate Secretary

Exhibit 10.1

Hyperfine

29 June 2022

Mr. David Scott

Re:     Resignation

Dear Dave:

You informed Hyperfine, Inc. and its Board of Directors that you have decided to resign your employment as President and Chief Executive Officer and as a director on the Board of Directors of Hyperfine, with your resignations to be effective July 29, 2022 (the “Resignation Date”). On June 28, 2022, the Board of Directors accepted your resignations, to be effective at the close of business on the Resignation Date.

On the Resignation Date, Hyperfine will pay your base salary earned through July 29, 2022, less applicable withholdings. You will continue to be eligible to participate in the company’s 401(k) plan through the Resignation Date and in the company’s group welfare plans through July 31, 2022. Thereafter, you will be eligible to continue your and your eligible dependents’ group health coverage pursuant to COBRA at your own cost, provided that you timely elect to continue the coverage. You will receive a separate mailing with the required election form and with details about your and your eligible dependents’ rights under COBRA and the cost of continuing coverage.

Pursuant to the terms of the Restricted Stock Unit Award Grant Notice and Agreement dated April 4, 2022 issued to you by Hyperfine under its 2021 Equity Incentive Plan (the “Plan”), you will continue to receive payment of the 649,350 RSU’s awarded to you in accordance with the schedule set forth in the grant notice. All other equity awards issued to you will cease to vest as of the Resignation Date and all then unvested RSU’s and options will be immediately forfeited. Your rights with respect to any vested options will be determined in accordance with the Plan and the applicable award agreement.

Please submit any requests for reimbursement of business expenses and any evidence documenting those expenses no later than ten business days following the Resignation Date. Hyperfine will reimburse you for those expenses promptly in accordance with its expense reimbursement policies.

Other than as specifically set forth in this letter, following the Resignation Date, Hyperfine will not owe you any additional amounts, including any amounts for wages, bonuses, incentive compensation, commissions, equity grants, benefits, paid time off, or other compensation or payments of any kind or nature.

1 of 2

Following the Resignation Date, you will continue to be bound by the terms of the Confidentiality and Intellectual Property Agreement between you and Hyperfine dated as of May 16, 2021 (the “Confidentiality Agreement”). The Confidentiality Agreement requires you to maintain the confidentiality of Hyperfine’s confidential information, to assign all assignable intellectual property to Hyperfine, and for a period of one year following the Resignation Date to not solicit any employee or consultant of Hyperfine to leave their employment or service, as more specifically set forth in the in the Confidentiality Agreement.

Finally, the Indemnification Agreement dated December 22, 2021 between you and Hyperfine will survive the resignation of your employment and your directorship and will continue to be enforceable in accordance with its terms.

If you are in agreement with the terms set forth in this letter agreement, please sign below and return this letter to my attention.

We thank you for your service as both Hyperfine’s Chief Executive Officer and as a member of its Board of Directors and wish success in all your future endeavors.

Very truly yours,

/s/ Neela A. Paykel
Neela A. Paykel
General Counsel, Chief Compliance Officer
& Corporate Secretary

Accepted and Agreed:

/s/ David Scott
David Scott

Dated: June 29, 2022

2 of 2

Exhibit 99.1

Hyperfine Announces CEO Transition

Launches global search for long-term CEO with Scott Huennekens to serve as interim President & CEO

Reaffirms 2022 Financial Guidance

GUILFORD, Connecticut, June 29, 2022 (GLOBE NEWSWIRE) – Hyperfine, Inc. (Nasdaq: HYPR), (“Hyperfine” or “the Company”), the groundbreaking medical device company that created Swoop®, the world’s first FDA-cleared portable MRI system™, today announced that Dave Scott will step down from his role as President, Chief Executive Officer (CEO), and Board Member for personal reasons, effective July 29, 2022. Scott Huennekens, who currently serves as Executive Chairperson of the Board, will succeed Mr. Scott as interim President and CEO, also effective July 29, 2022. The Company is engaging in a search for a long-term CEO as it continues to execute its business strategy focused on commercial expansion of the Swoop system. The Company will host a conference call to discuss the CEO transition today, June 29, 2022, at 4:30 PM Eastern Time.

Mr. Huennekens is a successful CEO, Chairperson, board member, and entrepreneur, having been involved in more than 20 medtech startup, growth, and public companies with market valuations totaling over $20 billion and benefitting over 20 million patients with the therapies and diagnostics they deliver. As interim President and CEO, Mr. Huennekens will oversee the ongoing expansion of Hyperfine to become a leading medical imaging provider.

“First of all, we would like to thank Dave for his tremendous contributions to Hyperfine over the last year. He has led the expansion of our commercial efforts, taken the company public, developed plans for expanded clinical indications, and built a world class management team. We wish him well as he addresses the personal reasons limiting his ability to continue as President and CEO of Hyperfine. Very importantly, Hyperfine has demonstrated strong early adoption and is well positioned to continue driving commercial traction while expanding global access to critical imaging and healthcare,” said Mr. Huennekens. “I look forward to overseeing this stage of the company’s growth while we partner with a seasoned executive search firm to select an experienced leader in an expeditious manner, who will assume the longer-term CEO position and drive the next phase of Hyperfine’s growth.”

“I am disappointed to have to step back from my role as President and CEO of Hyperfine. It has been an honor to lead the company through our first full year of commercialization and our transition to becoming a publicly listed company. The Swoop device is a remarkable technology with the power to truly change the landscape of healthcare for both caregivers and patients, and we are only beginning to recognize its immense potential through our 85-system installed-base* and expanding clinical use cases,” said Mr. Scott. “With broader clinical indications, portable MRI is well positioned for expanded adoption, and under the leadership of an incredible management team with the right tools and experience, I have no doubt Hyperfine will continue to expand its footprint through 2022 and beyond.”

“We founded Hyperfine to democratize access to medical imaging and transform the care continuum with the first FDA-cleared portable MRI system – and Hyperfine is delivering on that mission,” said Dr. Jonathan Rothberg, Founder & Vice Chairperson of Hyperfine. “We remain very optimistic about the growing impact and future potential of the world’s first portable MRI system to provide healthcare professionals with better insight to improve clinical care from the ambulance to the hospital and ultimately to the home. We are passionate about bringing equity to healthcare for people around the world and look forward to identifying a long-term successor to continue leading Hyperfine’s path forward.”

In conjunction, Hyperfine is reaffirming Full Year 2022 Financial Guidance as follows:

•	Management expects revenue for the full year 2022 to be $10 to $12 million.

•	Management expects 50 to 60 commercial units installed in 2022.

CEO Transition Conference Call

Hyperfine will host a conference call to discuss the appointment of Scott Huennekens as Interim President and CEO today, June 29, 2022, at 4:30 PM Eastern Time. Individuals interested in listening to the conference call may do so by dialing (877) 407-0789 for domestic callers or (201) 689-8562 for international callers and entering Conference ID #13731156. A live and archived webcast of the event will be available on the Investors section of the Hyperfine website under Events & Presentations.

*85 total, global Swoop systems installed as of March 31, 2022.

About Hyperfine

Hyperfine, Inc. is the groundbreaking medical device company that created Swoop®, the world’s first FDA-cleared portable MRI system™. Hyperfine designed Swoop to enable rapid diagnoses and treatment for every patient regardless of income, resources, or location, pushing the boundaries of conventional imaging technology and expanding patient access to life-saving care. The Swoop Portable MR Imaging System™ produces high-quality images at a lower magnetic field strength, allowing clinicians to quickly scan, diagnose, and treat patients in various clinical settings. Swoop can be wheeled directly to the patient’s bedside, plugged into a standard electrical wall outlet, and controlled by an iPad®. Designed as a complementary system to conventional MRIs at a fraction of the cost, Swoop captures images in minutes, providing critical decision-making capabilities in emergency departments, operating rooms outside the sterile field, and intensive care units, among others.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Hyperfine’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations about Hyperfine’s financial and operating results, the benefits of Hyperfine’s products and services, and Hyperfine’s future performance and its ability to implement its strategy. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of Hyperfine’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the success, cost and timing of Hyperfine product development and commercialization activities, including the degree that Swoop is accepted and used by healthcare professionals; the impact of COVID-19 on Hyperfine’s business; the inability to maintain the listing of Hyperfine’s Class A common stock on the Nasdaq; the inability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and Hyperfine’s ability to grow and manage growth profitably and retain its key employees; changes in applicable laws or regulations; the inability of Hyperfine to raise financing in the future; the inability of Hyperfine to obtain and maintain regulatory clearance or approval for its products, and any related restrictions and limitations of any cleared or approved product; the inability of Hyperfine to identify, in-license or acquire additional technology; the inability of Hyperfine to maintain its existing or future license, manufacturing, supply and distribution agreements and to obtain adequate supply of its products; the inability of Hyperfine to compete with other companies currently marketing or engaged in the development of products and services that Hyperfine is currently marketing or developing; the size and growth potential of the markets for Hyperfine’s products and services, and its ability to serve those markets, either alone or in partnership with others; the pricing of Hyperfine’s products and services and reimbursement for medical procedures conducted using Hyperfine’s products and services; Hyperfine’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; Hyperfine’s financial performance; and other risks and uncertainties indicated from time to time in Hyperfine’s filings with the Securities and Exchange Commission, including those under “Risk Factors” therein. Hyperfine cautions readers that the foregoing list of factors is not exclusive and that readers should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Hyperfine does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Investor Contact

Marissa Bych

Gilmartin Group LLC

investors@hyperfine.io